UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Rackspace Hosting, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

750086100 (CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 5 pages

CUSIP No. 750086100

1.	Names of Reporting Persons.

Graham Weston
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization

United States

Number of Shares Beneficially by Owned by Such Reporting Person With:	5. Sole Voting Power

24,741,189
6. Shared Voting Power

0
7. Sole Dispositive Power

24,741,189
8. Shared Dispositive Power

0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

24,741,189
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)

21.1%
12.	Type of Reporting Person (See Instructions)

IN

Page 2 of 5 pages

Item 1.	(a)	Name of Issuer:

Rackspace Hosting, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

5000 Walzem Rd. San Antonio, TX 78218

Item 2.	(a)	Name of Person Filing:

Graham Weston

	(b)	Address of Principal Business Office or, if none, Residence:

c/o Rackspace Hosting, Inc., 5000 Walzem Rd., San Antonio, TX 78218

	(c)	Citizenship:

United States

	(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share

	(e)	CUSIP Number:

750086100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Page 3 of 5 pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Graham Weston

(a) Amount beneficially owned: 24,741,189, which includes:

(1) 74,701 shares held directly by Mr. Weston.

(2) 19,788,564 shares held by Trout, Ltd. Mr. Weston is the sole owner of Knightsbridge, LC which is the general partner of Trout, Ltd.

(3) 299,091 shares held by Beaulieu River Rackinvest, LP. Mr. Weston is the sole owner of Knightsbridge, LC which is the general partner of Beaulieu River Rackinvest, LP. Mr. Weston disclaims any beneficial ownership of Beaulieu River Rackinvest, LP. except to the extent of any pecuniary interest therein.

(4) 85,227 shares held by the Grainger Weston Remainderman Fund. Mr. Weston’s children are the beneficiaries of the Grainger Weston Remainderman Fund trust. Mr. Weston disclaims any beneficial ownership of the shares held by the trust.

(5) 3,507,345 shares held by Beaulieu River Preferred, LP. Mr. Weston is the sole owner of Knightsbridge, LC which is the general partner of Beaulieu River Preferred, LP. Mr. Weston disclaims any beneficial ownership of Beaulieu River Preferred, LP. except to the extent of any pecuniary interest therein.

(6) 132,252 shares held by Beaulieu River Trout, Ltd. Mr. Weston is the sole owner of Knightsbridge, LC which is the general partner of Beaulieu River Trout, Ltd. Mr. Weston disclaims any beneficial ownership of Beaulieu River Trout, Ltd. except to the extent of any pecuniary interest therein.

(7) 852,273 shares held by Giant Partners, LP. Mr. Weston is the sole owner of Knightsbridge, LC which is the general partner of Giant Partners, LP. Mr. Weston disclaims any beneficial ownership of Giant Partners, LP except to the extent of any pecuniary interest therein.

(8) 1,736 shares held by Knightsbridge, LC. Mr. Weston is the sole owner of Knightsbridge, LC.

(b) Percent of class:

21.1%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

24,741,189

(ii) Shared power to vote or to direct the vote

0

(iii) Sole power to dispose or to direct the disposition of

24,741,189

(iv) Shared power to dispose or to direct the disposition of

0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

Page 4 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2009
Date

/s/ Graham Weston
Graham Weston

Page 5 of 5 pages